YOBI CAPITAL FUND CORPORATION
Portal Building, Suite 310
9210 University Blvd.
Charlotte, NC 28223

September 26, 2016

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4720
Washington DC 20549
Attn: Erin Martin, Special Counsel

Re:	Yobi Capital Fund Corporation
Amendment No. 4 to Offering Statement on Form 1-A
Filed September 8, 2016
File No. 024-10549

Dear Ms. Martin:

We have received your letter dated September 23, 2016 and have prepared the following responses to your comments.

General

1. We note that you continue to have publicly available information online at http://yobifund.com/Errors/Index.  From this website, a reader appears to be able to navigate through various pages of your website and may access a variety of materials and information regarding your business and potential offering, including, but not limited to, a company pitch video, potential return information, the ability to purchase your shares for $0.95 and a discussion of kinetic pricing.  Please explain to us in detail how this publicly available information comports with your obligations under the federal securities laws.

RESPONSE: Thank you for bringing this matter to our attention; we have looked into the matter. Unless the home page crashed straightaway and produced an error, http://yobifund.com/Errors/Index should not have been accessible by the general public without first accessing the password-protected site. We did perform a database upgrade within the past two weeks and, during this upgrade, the home page did generate an error, but only for a very short while, until the upgrade was completed. This problem has since been resolved.

We tried to reproduce how http://yobifund.com/Errors/Index could be accessed by the general public without first accessing the password-protected site and we were not able to reproduce this scenario. As of the date of this response letter, all websites controlled by the Company that contain the content in question, including the one you mention above, have been disabled and should not be accessible to the public.  We have attempted access of these sites through both desktop and mobile web browsers and confirm that such access is unavailable. However, to avoid a potential risk of general public access on a home page error condition, we have decommissioned both yobifund.com and yobidemo.com again and they will not go live until after the Offering Circular has been qualified.

2. We note your responses to comment 1 in our letter dated August 2, 2016 and comment 3 in our letter dated May 13, 2016 as well as the existence of various public websites, such as www.yobifund.com, www.yobidemo.com and the website noted in comment 1 above, that publicly disseminate information about the company and offering.  Please comply with Rule 255(d), which requires that if solicitation of interest materials are used after the public filing of the offering statement and such solicitation of interest materials contain information that is inaccurate or inadequate in any material respect, then revised solicitation of interest materials must be redistributed in a substantially similar manner as such materials were originally distributed.

RESPONSE: Thank you for reminding us of our obligations under Rule 255(d). We only intend to promote our website and Offering upon official qualification from the SEC. The Company has never instigated any type of research to “test the waters” regarding the offering contemplated by this Offering Statement.  Nevertheless, to the extent that the material referenced above on the Company’s websites may be deemed by the Commission to implicate Rule 255, the Company commits to conform with such Rule.  To that end, the Company will provide any prospective purchaser of its securities with accurate and adequate information, and relies on the exceptions found in Rule 255(d)(1), stating that no redistribution is required if the “revised Preliminary Offering Circular will be provided to any persons making new inquiries and will be recirculated to any persons making any previous inquiries,” and Rule 255(d)(2), stating that no redistribution is required if the “URL continues to link directly to the most recent Preliminary Offering Circular or to the offering statement in which such revised Preliminary Offering Circular was filed.”

3. We note that on http://yobifund.com/Investments/BrowseInvestments, you appear to be conducting an offering called the “Yobi Stock Incentive Referral Program.”  Please explain to us how you intend to conduct this offering under the federal securities laws and revise your offering statement to describe the Yobi Stock Incentive Referral Program in detail.

RESPONSE: The Company has never formally enacted any sort of “referral program.” As we mentioned in previous correspondence, many of the pages and information contained on our test websites were for the testing of layout and functionality purposes only and did not contain accurate information. After discussions internally and with counsel, we have determined not to enact any referral program.  There was information related to this program on the Company’s website based on earlier considerations.  However, we assure the Commission that (i) all Company controlled websites have been decommissioned and are currently inaccessible by the public and (ii) the Company has currently decided to pursue this offering without the referral program you mention above. It will be removed from our website prior to an official launch.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Yobi Capital Fund Corporation

/s/ Emanuel Harrington
Chief Executive Officer